03011613

SECURI... AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 05 2003
SEC MAIL PROCESSING SECTION
WASH, D.C. 155

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORBY CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 HIGH STREET SUITE 600
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN KIRBY 617-482-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUNN & HOBAN PC
(Name – *if individual, state last, first, middle name*)

1179 HIGH STREET (Address) WESTWOOD (City) MA (State) 02090 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, MICHAEL J REILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORBY CAPITAL MARKETS, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael J. Reilly
Signature

PRESIDENT
Title

Notary Public FEBRUARY 25 2003
JONATHAN P. HAGENSTEIN
SUFFOLK CNTY MASSACHUSETTS
COMMISSION EXPIRES 11/25/05

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORBY CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2002 AND 2001

CORBY CAPITAL MARKETS, INC.

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Directors of
Corby Capital Markets, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheets of Corby Capital Markets, Inc. as of December 31, 2002 and 2001, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby Capital Markets, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with generally accepted principles.

Dunn & Hoban PC

Certified Public Accountants
Westwood, Massachusetts

February 26, 2003

CORBY NORTH BRIDGE SECURITIES, INC.

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Current Assets:		
Cash	$ 10,501	$ 10,541
Dividends and interest receivable	68,180	50,995
Investment securities (Note 1 and 2)	9,256,565	6,983,349
Prepaid expenses	44,636	37,147
Loan taxes receivable	8,750	0
Total current assets	9,388,632	7,082,032
Property and equipment, net (Note 3)	53,309	33,685
Other assets:		
Deferred income taxes (Note 6)	10,490	66,547
Deposits	75,160	54,561
Total Assets:	$ 9,527,591	$ 7,236,825
Liabilities and Shareholders' Equity		
Current liabilities:		
Payable to clearing organization	$ 7,580,268	$ 5,671,151
Accounts payable	(6,226)	16,087
Income taxes payable	95,353	6,350
Accrued expenses and other liabilities	251,107	33,099
Total current liabilities	7,920,502	5,726,687
Liabilities subordinated to claims of general creditors (Note 4)	330,221	330,221
Shareholders' equity:		
Common stock, $.01 par value; 1,300,000 shares authorized, 925,134 issued and 795,134 outstanding in 2002 925,134 issued and 895,134 outstanding in 2001	9,251	9,251
Additional paid-in capital	957,550	957,550
Retained earnings	480,067	243,116
Treasury stock, 130,000 shares in 2002 and 30,000 shares in 2001, at cost	(170,000)	(30,000)
Total shareholders' equity	1,276,868	1,179,917
Total liabilities and shareholders' equity:	$ 9,527,591	$ 7,236,825

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions from securities transactions	$ 288,809	$ 236,540
Net gain on principal transactions	3,614,488	2,602,628
Underwriting and syndicated management fees	9,602	62,090
Total revenue	3,912,899	2,901,258
Operating expenses	3,419,379	2,812,048
Income from operations	493,520	89,210
Other income/(expense):		
Interest income	72,520	161,724
Dividend income	1,078	1,729
Interest expense	(153.603)	(222,430)
Other expense	(15,000)	(15,000)
Total other income expense	(95,005)	(73,977)
Income (loss) before income taxes	398,515	15,233
Income tax benefit/(expense) (Note 6)	(161,564)	52,429
Net income (loss)	236,951	67,662
Retained earnings, beginning of year	243,116	175,454
Retained earnings, end of year	$ 480,067	$ 243,116

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:	$ 236,951	$ 67,662
Net income (loss)		
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	35,359	20,249
Changes in operating assets and liabilities:		
(Increase) decrease in securities owned	(2,273,216)	(4,296,780)
(Increase) decrease in dividend and interest receivable	(17,185)	(29,392)
(Increase) decrease in prepaid expenses	(7,489)	12,381
(Increase) decrease in income taxes receivable	0	22,964
(Increase) decrease in loan receivable	8,750	0
(Increase) decrease in deferred income taxes	56,057	(51,519)
(Increase) decrease in other assets	(20,599)	0
Increase (decrease) in payable to clearing organizations	1,909,117	4,303,763
Increase (decrease) in income taxes payable	89,003	6,350
Increase (decrease) in other liabilities	195,695	(2,628)
Net cash provided by (used in) operating activities	194,943	53,050
Cash flows from investing activities:		
Acquisition of property and equipment	(54,983)	(958)
Net cash (used in) investing activities	(54,983)	(958)
Cash flows from financing activities:		
Proceeds from issuance of subordinated debt	0	30,201
Payment of subordinated debt	0	(70,201)
Repurchase of treasury stock	(140,000)	(5,000)
Net cash provided by (used in) financing activities	(140,000)	(45,000)
Net increase (decrease) in cash and cash equivalents	(40)	7,092
Cash and cash equivalents (beginning of year)	10,541	3,449
Cash and cash equivalents, end of year	$ 10,501	$ 10,541
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	153,603	222,430
Taxes	$ 10,154	$ 0

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Paid in Capital	Treasury Stock	Retained Earnings/ (Deficit)	Total
Balance at January 1, 2001	$ 9,251	$ 957,550	$ (25,000)	$ 175,454	$ 1,117,255
Repurchase of treasury stock			(5,000)		(5,000)
Net income				67,662	67,662
Balance at December 31, 2001	9,251	957,550	(30,000)	243,116	1,179,917
Repurchase of treasury stock			(140,000)		(140,000)
Net income				236,951	236,951
Balance at December 31, 2002	$ 9,251	$ 957,550	$ (170,000)	$ 480,067	$ 1,276,868

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Years Ended December 31, 2002 and 2001

		Class A
Balance at January 1, 2001	$	370,221
Payments		(70,221)
Proceeds		30,221
Balance at December 31, 2001		330,221
Balance at December 31, 2002	$	330,221

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2002

Note 1 – Summary of Significant Accounting Policies

Business Activity

Corby Capital Markets, Inc., a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts.

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis. At December 31, 2002 and 2001, the securities owned portfolios comprised of debt and equity securities classified as trading securities in conjunction with FASB 115.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are calculated by the straight-line depreciation method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $5,339 and $2,764 for the years ended December 31, 2002 and 2001 respectively.

Customer Accounts

The Company's customer accounts are carried on the books of National Financial Services Corporation (NFSC), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2002

Note 1 – Summary of Significant Account Policies (Continued)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

Note 2 – Investment Securities

Original cost and market values of debt and equity securities at December 31, 2002 and 2001 are as follows:

		2002	
	Cost	Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 9,185,505	$ 9,256,565	$ 71,060
Total	$ 9,185,505	$ 9,256,565	$ 71,060

		2001	
	Cost	Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 7,043,547	$ 6,983,349	$ (60,198)
Total	$ 7,043,547	$ 6,983,349	$ (60,198)

Note 3 – Property and Equipment

At December 31, 2002 and 2001, property and equipment consisted of the following:

	2002	2001
Furniture and fixtures	$446,900	$391,917
Leasehold improvements	65,211	65,211
	512,111	457,128
Less accumulated depreciation	458,802	(423,443)
	$ 53,309	$ 33,685

Depreciation expense for the years ended December 31, 2002 and 2001 was $35,359 and $20,249.

Note 4 – Subordinated Notes

Class A Notes

On December 18, 2001, it was approved by the Board of Directors to redeem $70,201 of Class a subordinated notes from Michael Shamosh and reissue $30,201 of Class A subordinated notes to Michael Reilly. At December 31, 2002 and 2001, the Company had $330,221 and $330,221 respectively, of Class A notes. The notes are due June 1, 2014, and bear interest at 9.25% annually. Interest is payable annually on June 1 of each year commencing with June 1, 1995. The notes are subordinated to the claim of general creditors as described in rule 15c-1 of the Securities and Exchange Act of 1934.

Two shareholders of the Company are the subordinated Class A noteholders.

The interest cost was $30,505 and $34,245 for the years ended December 31, 2002 and 2001, respectively.

Note 5 – Profit Sharing and 401(k) Plan

The Company adopted a qualified, trusteed, voluntary, contributory profit sharing plan effective January 1, 1980, and a 401(k) Plan covers substantially all employees who met specified age and service requirements.

The Company contributions to the Profit Sharing Plan for the years ended December 31, 2002 and December 31, 2001 were $175,000 and $0, respectively.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2002

Note 6 – Federal and State Income Taxes

Financial Accounting Standards No. 109, "Accounting for Income taxes" required that deferred income taxes be computed using the liability method under which deferred income tax assets and liabilities are computed based on differences between the financial statement and tax bases of assets and liabilities.

The Company's total deferred tax assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Total deferred tax asset	$ 10,490	$ 66,547

Those amounts have been presented in the Company's financial statements as follows:

Current deferred tax asset	$ 0	$ 0
Non current deferred tax asset	10,490	66,547
Total deferred tax assets	$ 10,490	$ 66,547

The income tax expense differs from amounts currently payable because certain revenues and expenses are reported in the income statement in periods that differ from those in which they are subject to taxation.

The principal differences in timing between the income statement and taxable income involve (a) depreciation expenses recorded on the straight-line method in the income statement and by accelerated methods for tax purposes and (b) net operating losses carried forward for tax purposes.

Income tax benefit consists of the following:

	2002	2001
Current tax (expense)/benefit		
Federal	$ 50,026	$ 0
State	45,327	910
	95,353	910
Deferred income tax (expense)/benefit		
Federal	56,057	37,124
State	10,154	14,395
	66,211	51,519
Total income tax (expense)/benefit	$ 161,564	$ 52,429

The principal difference between state and federal tax (expense)/benefit is due to municipal bond interest that is non-taxable for federal income tax purposes.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2002

Note 7 – Commitments

On September 1, 2002, the Company entered into a five-year lease expiring August 31, 2007 for space located at 10 High Street in Boston, Massachusetts. The terms of the lease require monthly payments of $7,213 for the first three years and $7,432 for the last two years.

At December 31, 2002 and 2001, rent expense was $72,491 and $70,961.

Minimum lease payments due under this lease for the next five years are as follows:

2003	$ 86,556
2004	86,556
2005	87,433
2006	89,182
2007	59,455
	$ 409,182

Note 8 – Net Capital Requirements

The Company is subject to the Security and Exchange Commission's uniform net capital rule (Rule 15c3-1), which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness, as defined shall not exceed 15 to 1. The Company had net capital and net capital requirements under these provisions as follows:

Net Capital	1,015,444
Net Capital Requirement	100,000
Net Capital Ratio	10 To 1

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2002

Note 9 – Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70%. The Company's debt to debt/equity ratio was 21% and 22% at December 31, 2002 and 2001, computed as follows:

	2002	2001
Equity	$ 1,276,868	$ 1,179,917
Debt and other subordinated notes	330,221	330,221
Total debt/equity	$ 1,607,089	$ 1,510,138
Debt to debt/equity ratio	21%	22%

Note 10 – Stock Option Plan

In 1996, the Company's stockholders approved a stock option plan that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the plan, options granted may be either incentive stock options, meeting the requirements of Section 422 of the Internal Revenue Code, or non-statutory options, which are not intended to meet the requirements of Section 422 of the Code.

The plan currently reserves 200,000 shares of common stock for grant and provides that the term of each award be determined by the Board of Directors charged with administering the plan. The exercise price, determined by the Board of Directors, for incentive stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant, and non-statutory stock options, shall not be less than 100% of such fair market value. The plan has besting requirements. At December 31, 2002 and 2001, no options were granted.

Note 11 – Capital Structure

At December 31, 2002 and 2001, the Company had 925,134 shares of .01 par value common stock issued and 795,134 and 895,134 outstanding respectively. Common shares are voting and dividends are paid at the discretion of the Board of Directors.

All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a market-value price.

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

REPORT ON SUPPLIMENTARY INFORMATION

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages is presented for the purposes of additional analysis and, although not required for a fair presentation of financial position, results of operations, and cash flows, was subjected to the audit procedures applied in the audit of the basic financial statements taken as a whole.

Westwood, Massachusetts
February 26, 2003

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Operating Expenses
For the Years Ended December 31, 2002 and 2001

	2002	2001
Advertising	$ 5,339	$ 2,764
Blanket bond	2,565	329
Clearing charges	244,450	225,995
Commissions	1,200,299	901,791
Contributions	11,100	2,200
Courier	3,824	2,382
Depreciation	35,359	20,249
Dues and subscriptions	120,010	105,443
Health insurance	83,728	71,089
Insurance	26,096	22,426
Legal and professional fees	385,887	225,751
Licenses and taxes	6,599	10,912
Maintenance and repairs	44,852	8,004
Office expense	11,312	21,928
Other broker/dealer expenses	14,181	40,973
Payroll taxes	88,624	76,167
Postage	3,725	3,829
Printing	859	1,317
Professional development	1,421	945
Rent	76,415	79,908
401 (k) and profit sharing plan fees	178,057	8,715
Salaries	754,872	871,168
Supplies	18,431	8,187
Telephone	34,162	32,204
Travel and entertainment	63,042	62,669
Utilities	4,170	4,703
Total Operating Expenses	$ 3,419,379	$ 2,812,048

See auditor's report on supplemental information

CORBY NORTH BRIDGE SECURITIES, INC.
Computation of Net Capital Requirements Pursuant to
SEC Rule 15c3-1
December 31, 2002 and 2001

	2002	2001
Capital and allowable subordinated liabilities:		
Common stock	$ 9,251	$ 9,251
Additional paid in capital	957,550	957,550
Treasury stock	(170,000)	(30,000)
Retained earnings	480,067	243,116
Subordinated liabilities	330,221	330,221
Total capital and subordinated liabilities	1,607,089	1,510,138
Unallowable assets:		
Property and equipment	53,309	33,685
Loan receivable	8,750	0
Deferred income taxes	10,490	66,547
Deposits	25,160	4,541
Prepaid expenses	44,636	37,147
Security haircuts	449,300	365,292
Total unallowable assets	591,645	507,212
Net Capital	$ 1,015,444	$ 1,002,926

CORBY NORTH BRIDGE SECURITIES, INC.
Reconciliation of Unaudited Computation
of Net Capital to Audited Computation of Net Capital
December 31, 2002

Unaudited net capital at December 31, 2002	$	1,336,527
Net audit adjustments affecting capital:		
1. To adjust cash to actual		2,435
2. To adjust accounts payable, accrued expenses income taxes payable, and other liabilities		(323,518)
Audited net capital at December 31, 2002	$	1,015,444

See auditors' report on supplemental information

Dunn & Hoban, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Corby Capital Markets, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing or opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Corby Capital Markets, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

(continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures and adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of1934 and should not be used for any other purpose.

Dunn & Hoban PC

Westwood, Massachusetts
February 26, 2003